SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Walkers Corporate Services Limited

Walker House

87 Mary Street, George Town

Grand Cayman, Cayman Islands KY1-9005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 9 Pages

1	Names of reporting persons NewQuest Capital Management (Cayman) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 52,777,569
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 97,741,619(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.8%(1)(2)
14	Type of reporting person CO

(1)	Includes (A) 34,959,893 Ordinary Shares, or approximately 20.3% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 3 of 9 Pages

1	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 52,777,569
	8	Shared voting power 0
	9	Sole dispositive power 52,777,569
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 97,741,619(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.8%(1)(2)
14	Type of reporting person CO

(1)	Includes (A) 34,959,893 Ordinary Shares, or approximately 20.3% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 4 of 9 Pages

1	Names of reporting persons NewQuest Asia Fund I, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC, AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,777,569
	9	Sole dispositive power 0
	10	Shared dispositive power 52,777,569
11	Aggregate amount beneficially owned by each reporting person 97,741,619(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.8%(1) (2)
14	Type of reporting person HC, PN

(1)	Includes (A) 34,959,893 Ordinary Shares, or approximately 20.3% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 5 of 9 Pages

1	Names of reporting persons CPI Ballpark Investments Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF, WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 52,777,569
	8	Shared voting power 0
	9	Sole dispositive power 52,777,569
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 97,741,619(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.8%(1) (2)
14	Type of reporting person OO

(1)	Includes (A) 34,959,893 Ordinary Shares, or approximately 20.3% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of China Hydroelectric Corporation (the “Company”), filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on December 5, 2012 (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On July 3, 2013, CPI purchased from Vicis Capital Master Fund (“Vicis”): (i) 3,918,666 Ordinary Shares, (ii) an option (the “Option”) to acquire 34,959,893 Ordinary Shares (the “Option Shares”) from Vicis, and (iii) a warrant (the “Warrant”) to acquire up to 10,004,157 Ordinary Shares from the Company. The amount of funds used by CPI for this transaction was: (i) $3,000,000 to purchase the Ordinary Shares (or approximately $0.77 per Ordinary Share), (ii) $100 to purchase the Option, and (iii) $100 to purchase the Warrant. The source of funds for this transaction was NewQuest’s working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons reserve the right to change their plans with respect to their investment in the Company at any time, as they deem appropriate, in light of their ongoing evaluation of (a) their business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or the trading price of the ADSs, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right to at any time or from time to time (i) purchase or otherwise acquire additional securities (including Ordinary Shares and/or ADSs) of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions, by exercising the Option and the Warrant or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, or (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, including transactions in which the Reporting Persons and/or their affiliates may be proposed as acquirors, or (B) other changes to the Company’s business or structure.

If CPI exercises the Option in full, it would beneficially own a majority of the Outstanding Shares. The Reporting Persons have not made any decision as to whether the Option will be exercised, in whole or in part, and reserve all rights with respect to such decision.

The information set forth, or incorporated by reference, in Items 3 and 6 of this Amendment is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) CPI may be deemed to beneficially own an aggregate of 97,741,619 Ordinary Shares, or approximately 56.8% of the Ordinary Shares deemed outstanding, which consists of (i) 52,777,569 Ordinary Shares directly beneficially owned by CPI (which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 42,663,063 Ordinary Shares), or approximately 30.7% of the Ordinary Shares deemed outstanding, (ii) 34,959,893 Ordinary Shares, or approximately 20.3% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Option Agreement (as defined below), and (iii) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Warrant. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CPI. The foregoing calculations of percentage ownership are based on 172,061,324 Ordinary Shares deemed to be outstanding for purposes of this Amendment, which consists of 162,057,167 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 18, 2013, as amended, and an additional 10,004,157 Ordinary Shares that may be issued by the Company to CPI upon exercise of the Warrant in full.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons beneficially owns any Ordinary Shares or ADSs.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) The information set forth, or incorporated by reference, in Item 3 of this Statement is hereby incorporated by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

As disclosed in Item 3 of this Amendment, CPI has purchased 3,918,666 Ordinary Shares, the Option and the Warrant from Vicis pursuant to an Agreement of Purchase and Sale, dated July 3, 2013 (the “Purchase Agreement”). The terms of the Option are set forth in an option agreement, dated July 3, 2013 (the “Option Agreement”), by and between Vicis and CPI. Pursuant to the Option Agreement, CPI has the option to purchase the Option Shares, which may be exercised in whole or in part, from Vicis at any time until April 3, 2014. The aggregate exercise price for the Option is (i) $29,133,244.17 if the Option is exercised on or before July 30, 2013 and the closing for such Option exercise occurs on or before August 15, 2013, (ii) $38,455,882.30 if the Option is exercised after July 30, 2013 but on or before January 3, 2014, and (iii) $40,203,876.95 if the Option is exercised after January 3, 2014 but on or before April 3, 2014. Pursuant to the terms of the Warrant, CPI may purchase up to 10,004,157 Ordinary Shares (subject to adjustment pursuant to the Warrant) from the Company for a purchase price of $1.15 per Ordinary Share at any time until December 31, 2013.

The descriptions of the Purchase Agreement, the Option Agreement and the Warrant set forth in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Option Agreement and the Warrant, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and which are incorporated herein by reference.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following agreements are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Agreement of Purchase and Sale, dated July 3, 2013, by and between CPI Ballpark Investments Ltd and Vicis Capital Master Fund (furnished herewith).

99.2	Option Agreement, dated July 3, 2013, by and between CPI Ballpark Investments Ltd and Vicis Capital Master Fund (furnished herewith).

99.3	Amended and Restated Warrant to Purchase Ordinary Shares of China Hydroelectric Corporation, dated August 18, 2011 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by China Hydroelectric Corporation on August 19, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2013	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Subhash C. Lallah
	Name:	Subhash C. Lallah
	Title:	Director